UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39316

BURNING ROCK BIOTECH LIMITED

(Registrant’s Name)

No.5 Xingdao Ring Road North, International Bio Island

Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Supplemental Submission Pursuant to Item 15I of Form 20-F

Burning Rock Biotech Limited (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 15I of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

In May 2022, the Company was conclusively identified by the SEC as a Commission Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

To the best knowledge of the Company, Burning Rock Biotech Limited is a company controlled by Mr. Yusheng Han, who beneficially owned 16.9% of the Company’s issued and outstanding share capital and held 54.9% of the Company’s aggregate voting power as of March 31, 2023.

In response to Item 15I of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Based on an examination of the Company’s register of members as of March 31, 2023 and public filings made by its shareholders, no shareholder other than Quantum Boundary Holdings Limited, NLVC Entities, LYFE Entities, SCC Entities, CMB Entities and Kynam Capital Management, LP owned more than 5% of the Company’s outstanding shares.

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Quantum Boundary Holdings Limited beneficially owned 16.9% of the Company’s total outstanding shares and holds 54.9% of the Company’s aggregate voting power as of March 31, 2023. Quantum Boundary Holdings Limited is indirectly wholly owned and ultimately controlled by a family trust, a trust established under the laws of the Republic of Singapore and managed by J.P. Morgan Trust Company (Singapore) Pte. Ltd as the trustee. Mr. Han is the settlor of the trust. Mr. Han and his family members are the beneficiaries of the trust.

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NLVC Entities refer to Northern Light Venture Capital III, Ltd, Northern Light Partners III, L.P., Northern Light Venture Fund III, L.P., Northern Light Strategic Fund III, L.P., and Northern Light Partners Fund III, L.P. Based on the total issued and outstanding share capital of the Company as of March 31, 2023 and assuming the shareholding of NLVC Entities based on the Schedule 13G/A they jointly filed on February 13, 2023 has not changed since December 31, 2022, NLVC Entities beneficially own 11.6% of the Company’s total issued and outstanding share capital and hold 6.3% of the Company’s aggregate voting power as of March 31, 2023. To the Company’s knowledge, none of the NLVC Entities is owned or controlled by a governmental entity of China.

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LYFE Entities refer to LYFE Mount Whitney Limited, LYFE Capital Stone (Hong Kong) Limited, LYFE Capital Fund II, L.P., LYFE Capital Fund, L.P., LYFE Capital GP II, L.P., LYFE Capital GP, L.P. and LYFE Capital Management Limited. Based on the total issued and outstanding share capital of the Company as of March 31, 2023 and assuming the shareholding of LYFE Entities based on the Schedule 13G/A they jointly filed on February 7, 2022 have not changed since December 31, 2021, LYFE Entities beneficially owned 8.1% of the Company’s total issued and outstanding share capital and held 4.4% of the Company’s aggregate voting power as of March 31, 2023. To the Company’s knowledge, none of the LYFE Entities is owned or controlled by a governmental entity of China.

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SCC Entities refer to SCC Venture V Holdco I, Ltd., SCC Venture VI Holdco, Ltd. Sequoia Capital China Venture Fund V, L.P., Sequoia Capital China Venture Fund VI, L.P., SC China Venture VI Management, L.P., SC China Venture V Management, L.P., SC China Holding Limited, SNP China Enterprises Limited and URM Management Limited. Based on the total issued and outstanding share capital of the Company as of March 31, 2023 and based on the Company’s knowledge, SCC Entities beneficially owned 6.7% of the Company’s total issued and outstanding share capital and held 3.6% of the Company’s aggregate voting power as of March 31, 2023. To the Company’s knowledge, none of the SCC Entities is owned or controlled by a governmental entity of China.

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CMB Entities refer to CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP, EverGreen SeriesC Limited Partnership, CMB International Private Investment Limited, CMB International Investment Management Limited, CMB International Capital Corporation Limited, CMB International Capital Holdings Corporation Limited, and China Merchants Bank Co., Limited. China Merchants Bank Co., Limited is a company incorporated in Hong Kong and listed on the Hong Kong Stock Exchange. Based on the total issued and outstanding share capital of the Company as of March 31, 2023 and assuming the shareholding of CMB Entities based on the Schedule 13G/A they jointly filed on February 13, 2023 has not changed since December 31, 2022, CMB Entities beneficially owned 6.8% of the Company’s total issued and outstanding share capital and held 3.7% of the Company’s aggregate voting power as of March 31, 2023. To the Company’s knowledge, none of the CMB Entities is owned or controlled by a governmental entity of China.

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Kynam Capital Management, LP beneficially owned 7,391,581 Class A ordinary shares of the Company as of December 31, 2022, based on the Schedule 13G filed on February 10, 2023. Based on the total issued and outstanding share capital of the Company as of March 31, 2023 and assuming that Kynam Capital Management, LP’s shareholding has not changed since December 31, 2022, Kynam Capital Management, LP beneficially owned 7.2% of the Company’s total issued and outstanding share capital and held 3.9% of the Company’s aggregate voting power as of March 31, 2023. To the Company’s knowledge, Kynam Capital Management, LP is not owned or controlled by a governmental entity of China.

Please refer to “Item 6.E. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 20, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burning Rock Biotech Limited

Date: April 20, 2023	By:	/s/ Leo Li
	Name:	Leo Li
	Title:	Chief Financial Officer